NQL ENERGY SERVICES INC.
1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Phone: 780.955.8828 Fax: 780.955.3309
Website: www.nql.com Info: investor@nql.com

Our File: 300.171

06012706

April 10, 2006

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs/Mesdames;

Energy Services

Re: NQL ~~Drilling Tools Inc.~~ (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of March 8, 2006:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since March 8, 2006 pursuant to the laws of Canada:		
a. News releases i. March 13, 2006 ii. March 17, 2006	immediately	Issuer
b. Material Change Report i. March 17, 2006		Issuer
c. Security holders documents (Code of Conduct) i. March 30, 2006		Issuer
d. Transfer Agent Notice of Meeting and Record Date i. March 3, 2006		Issuer
e. ON Form 13-502F1 – Annual Participation Fee For Reporting Issuer i. March 30, 2006	upon filing of financials	Issuer
f. Audited Annual Financial Statements for fiscal 2005 i. March 30, 2006	within 90 days from fiscal year end	Issuer
g. Form 52-109F1 – Certification of Annual Filings - CFO i. March 30, 2006	upon filing of financials	Issuer
h. Form 52-109F1 – Certification of Annual Filings - CEO i. March 30, 2006	upon filing of financials	Issuer

dlw 4/20

	i.	Renewal Annual Information Form i. March 30, 2006	within 90 days from fiscal year end	Issuer
	j.	Management's Discussion and Analysis for fiscal 2005 i. March 30, 2006	within 90 days from fiscal year end	Issuer
	k.	Notice of Meeting i. March 30, 2006	at least 4 business days before the 21st day before the date set for AGM	Issuer
	l.	Instrument of Proxy i. March 30, 2006	at least 4 business days before the 21st day before the date set for AGM	Issuer
	m.	Management Information Circular i. March 30, 2006	at least 4 business days before the 21st day before the date set for AGM	Issuer
	n.	Annual Report (includes MD&A for fiscal year and Audited Annual Financial Statements) i. March 30, 2006	within 90 days from fiscal year end	Issuer
	o.	Confirmation of mailing i. March 30, 2006	upon mailing of proxy related materials	Issuer
2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:			
	a.	the same information as referred to in items: 1. a. to o. inclusive		
3.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):			
	a.	the same information as referred to in items: 1. f. and j. to n. inclusive i. March 30, 2006	at least 4 business days before the 21st day before the date set for AGM	
	b.	Supplemental Card to Registered Shareholders i. March 30, 2006	at least 4 business days before the 21st day before the date set for AGM	
	c.	Supplemental Card to Beneficial Shareholders i. March 30, 2006	at least 4 business days before the 21st day before the date set for AGM	

Please note that the Management's Discussion and Analysis for fiscal 2005 and the Audited Annual Financial Statements for fiscal 2005 are contained in the Annual Report and have not been supplied separately.

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary
Direct: 780.955.6474
E-mail: sue.foote@nql.com

Encl.

NQL Announces Acquisition of Prescott Motors

NISKU, AB, March 13, 2006 – NQL Energy Services Inc. (TSX – NQL) is pleased to announce that it has executed a definitive agreement to purchase all of the shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). Prescott is a privately-held Lafayette, Louisiana based company controlled by Mr. Preston Domingue and Mr. Scott Kerstetter. The purchase price for Prescott is US$18 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. The transaction is expected to close in the next 15 days and is subject to certain conditions precedent customary in this type of transaction.

For the past five years Prescott has been involved in the design, manufacture, rent and sale of mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing designs ("oil sealed motors") currently offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer it's customers a complete line of downhole motors suitable for any drilling application or customer preference. In particular, the Prescott acquisition will give NQL access to hot hole, high pressure and offshore markets that have traditionally been dominated by mud lube motors as opposed to the oil sealed motors currently offered by NQL. The Company estimates that 70 percent of the world's downhole motors utilize the mud lubricated bearing design while the remaining 30 percent utilize oil sealed bearing designs.

To date, Prescott has operated almost exclusively in the US Gulf Coast region however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line. NQL is very pleased that Mr. Domingue and Mr. Kerstetter will remain in their existing management roles and will play a key role in expanding the Prescott product line around the world.

For the year ended December 31, 2005, Prescott generated unaudited revenue and unaudited normalized earnings before interest, taxes, depreciation and amortization ("EBITDA" – which NQL defines as gross margin less general and administrative expenses) of US$13.8 million and US$5.3 million respectively. NQL anticipates that Prescott will generate revenue of US$17.1 million and EBITDA of US$6.0 million for the year ended December 31, 2006, of which approximately nine months of these results will be included in NQL's results.

NQL anticipates that the Prescott transaction will be immediately accretive to the Company and will add approximately C$0.05 per share to earnings in 2006. Had Prescott been acquired on January 1, 2006, NQL estimates that net earnings accretion would have been C$0.06 per share. As a result of the acquisition, NQL is providing new guidance for 2006 incorporating the Prescott transaction as follows:

- EBITDA of C$51.0 million; and
- earnings of C$0.52 per share.

Mr. Domingue and Mr. Kerstetter commented that "we are pleased to be joining the NQL team and look forward to continuing to manage the Prescott organization and serving the clients that have supported us through the years. We believe that NQL provides Prescott with an increased ability to serve our customers by expanding our motor fleet and the geographic areas we serve utilizing NQL's financial resources and distribution network."

NQL intends to finance the acquisition through a combination of US$3.0 million of cash-on-hand and approximately US$15.0 million of incremental drawings on its recently amended debt facilities. Upon closing of the transaction, NQL expects to have approximately C$15 million of availability under its amended lending facilities to finance ongoing working capital requirements and additional growth opportunities.

Kevin Nugent, President and CEO of NQL commented that "the acquisition of Prescott represents another important step in the growth of the Company. The addition of the Prescott line fills a large hole in the product offerings of the Company and opens up an additional avenue for internal growth. Preston, Scott and the whole Prescott team have done an impressive job of building an exciting organization and have been a formidable competitor in the US Gulf Coast region. We are looking forward to having them join the NQL organization."

NQL management will host a conference call on Monday, March 13, 2006 at 4:00 pm (Eastern Time), 2:00 pm (Mountain Time) to discuss the Prescott transaction. To participate in the conference call, please dial 416-644-3425 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., please dial 800-814-4890. Please call 10 minutes prior to the start of the conference. In addition, a live webcast (listen-only mode) of the conference call will be available at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1391720. A replay of the conference call will be available at 416-640-1917 or 877-289-8525; passcode 21180580 followed by the number sign from 7:00 pm (Eastern Time) March 13, 2006 to 11:59 p.m. (Eastern Time) April 13, 2006.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in comparison to prior periods. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward - Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release, which may cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements. Our assessment as to the revenue and EBITDA expected for Prescott for the year ended December 31, 2006, the estimated earnings per share accretion of the transaction and the increase in our 2006 guidance for EBITDA and earnings per share is based upon our ability to grow the Prescott business and manage the cost structure at levels consistent with our internal assumptions and projections, which we believe to be conservative relative to the present cost structure and historic growth levels achieved by Prescott. Material factors that might cause our internal assumptions and projections to be less than expected include: the potential negative reaction by the existing Prescott customer base to the transaction resulting in a loss of business, the potential loss of key personnel, and other industry factors which may affect NQL's business generally and thereby impact the demand for the Company's products and services. These risks and uncertainties are in addition to other risks, uncertainties and factors that could cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements which include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in

NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the management's discussion and analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. Consequently, all of the forward-looking statements made in or incorporated by reference in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. We undertake no obligation to update or revise these forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent@nql.com.

NQL Announces Closing of Acquisition of Prescott Motors

NISKU, AB, March 17, 2006 – NQL Energy Services Inc. (TSX – NQL) is pleased to announce that it has closed its previously announced acquisition of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). Prescott was a privately-held Lafayette, Louisiana based company controlled by Mr. Preston Domingue and Mr. Scott Kerstetter. The purchase price for Prescott was US$18 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums.

For the past five years Prescott has been involved in the design, manufacture, rent and sale of mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing designs ("oil sealed motors") currently offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer its customers a complete line of downhole motors suitable for any drilling application or customer preference. In particular, the Prescott acquisition gives NQL access to hot hole, high pressure and offshore markets that have traditionally been dominated by mud lube motors as opposed to the oil sealed motors currently offered by NQL. The Company estimates that 70 percent of the world's downhole motors utilize the mud lubricated bearing design while the remaining 30 percent utilize oil sealed bearing designs.

To date, Prescott has operated almost exclusively in the US Gulf Coast region however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line. NQL is very pleased that Mr. Domingue and Mr. Kerstetter will be remaining in their existing management roles and will play a key role in expanding the Prescott product line around the world.

For the year ended December 31, 2005, Prescott generated unaudited revenue and unaudited normalized earnings before interest, taxes, depreciation and amortization ("EBITDA" – which NQL defines as gross margin less general and administrative expenses) of US$13.8 million and US$5.3 million, respectively. NQL anticipates that Prescott will generate revenue of US$17.1 million and EBITDA of US$6.0 million for the year ended December 31, 2006. Prescott's results will be included in NQL's consolidated results effective March 16, 2006.

NQL anticipates that the Prescott transaction will be immediately accretive to the Company and will add approximately C$0.05 per share to earnings in 2006. Had Prescott been acquired on January 1, 2006, NQL estimates that the net earnings accretion would have been C$0.06 per share.

NQL financed the acquisition through a combination of US$3.0 million of cash-on-hand and a US$15.0 million draw on its recently amended debt facilities. As of today's date, NQL has C$15 million of availability under its amended lending facilities to finance ongoing working capital requirements and additional growth opportunities.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in comparison to prior periods. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward - Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release, which may cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements. Our assessment as to the revenue and EBITDA expected for Prescott for the year ended December 31, 2006 and the estimated earnings per share accretion of the transaction is based upon our ability to grow the Prescott business and manage the cost structure at levels consistent with our internal assumptions and projections, which we believe to be conservative relative to the present cost structure and historic growth levels achieved by Prescott. Material factors that might cause our internal assumptions and projections to be less than expected include: the potential negative reaction by the existing Prescott customer base to the transaction resulting in a loss of business, the potential loss of key personnel, and other industry factors which may affect NQL's business generally and thereby impact the demand for the Company's products and services. These risks and uncertainties are in addition to other risks, uncertainties and factors that could cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements which include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the management's discussion and analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. Consequently, all of the forward-looking statements made in or incorporated by reference in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. We undertake no obligation to update or revise these forward-looking statements even if circumstances or management's estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent@nql.com.

FORM NI 51-102F3 National Instrument 51-102

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Energy Services Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

March 13, 2006

March 16, 2006

ITEM III. **Press Release**

A. The Issuer distributed a press release via CNW Group on March 13, 2006.

B. The Issuer distributed a press release via CNW Group on March 17, 2006.

ITEM IV. **Summary of Material Change:**

A. On March 13, 2006, NQL Energy Services Inc. announced its intention to purchase all of the shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C.

B. On March 16, 2006, NQL Energy Services Inc. completed the previously announced acquisition of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C.

ITEM V. **Full Description of Material Change:**

A. On March 13, 2006, NQL Energy Services Inc. announced that it had executed a definitive agreement to purchase all of the shares and ownership interests of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). Prescott is a privately-held Lafayette, Louisiana based company controlled by Mr. Preston Domingue and Mr. Scott Kerstetter. The purchase price for Prescott is US$18 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums. The transaction is expected to close in the next 15 days and is subject to certain conditions precedent customary in this type of transaction.

For the past five years Prescott has been involved in the design, manufacture, rent and sale of mud lubricated bearing downhole motors ("mud lube motors") primarily in the Gulf Coast Region of the United States. The mud lube motor is a distinct and separate product from the oil sealed and lubricated bearing designs ("oil sealed motors") currently offered by NQL. As a result of the Prescott acquisition, NQL will now be able to offer its customers a complete line of downhole motors suitable for any drilling application or customer preference. In particular, the Prescott acquisition will give NQL access to hot hole, high pressure and offshore markets that have traditionally been dominated by mud lube motors as opposed to the oil sealed motors currently offered by NQL. The Company estimates that 70 percent of the world's downhole motors utilize the mud lubricated bearing design while the remaining 30 percent utilize oil sealed bearing designs.

To date, Prescott has operated almost exclusively in the US Gulf Coast region however, applications for mud lube motors are found in all oil and gas producing areas of the world creating an opportunity for NQL to utilize its global distribution network to expand the Prescott line. NQL is very pleased that Mr. Domingue and Mr. Kerstetter will remain in their existing management roles and will play a key role in expanding the Prescott product line around the world.

For the year ended December 31, 2005, Prescott generated unaudited revenue and unaudited normalized earnings before interest, taxes, depreciation and amortization ("EBITDA" – which NQL defines as gross margin less general and administrative expenses) of US$13.8 million and US$5.3 million respectively. NQL anticipates that Prescott will generate revenue of US$17.1 million and EBITDA of US$6.0 million for the year ended December 31, 2006, of which approximately nine months of these results will be included in NQL's results.

NQL anticipates that the Prescott transaction will be immediately accretive to the Company and will add approximately C$0.05 per share to earnings in 2006. Had Prescott been acquired on January 1, 2006, NQL estimates that net earnings accretion would have been C$0.06 per share. As a result of the acquisition, NQL is providing new guidance for 2006 incorporating the Prescott transaction as follows:

- EBITDA of C$51.0 million; and
- earnings of C$0.52 per share.

Mr. Domingue and Mr. Kerstetter commented that "we are pleased to be joining the NQL team and look forward to continuing to manage the Prescott organization and serving the clients that have supported us through the years. We believe that NQL provides Prescott with an increased ability to serve our customers by expanding our motor fleet and the geographic areas we serve utilizing NQL's financial resources and distribution network."

NQL intends to finance the acquisition through a combination of US$3.0 million of cash-on-hand and approximately US$15.0 million of incremental drawings on its recently amended debt facilities. Upon closing of the transaction, NQL expects to have approximately C$15 million of availability under its amended lending facilities to finance ongoing working capital requirements and additional growth opportunities.

B. On March 16, 2006, NQL Energy Services Inc. completed the previously announced acquisition of Prescott Drilling Motors, Inc. and Prescott Manufacturing, L.L.C. (collectively "Prescott"). Prescott was a privately-held Lafayette, Louisiana based company controlled by Mr. Preston Domingue and Mr. Scott Kerstetter. The purchase price for Prescott was US$18 million cash plus an earn out equal to 25 percent of the operating cash flow of Prescott for a three year period, subject to an annual threshold requirement as well as annual and cumulative maximums.

NQL financed the acquisition through a combination of US$3.0 million of cash-on-hand and a US$15.0 million draw on its recently amended debt facilities. As of today's date, NQL has C$15 million of availability under its amended lending facilities to finance ongoing working capital requirements and additional growth opportunities.

ITEM VI. Confidentiality:

This filing is not being made on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

ITEM VII. Omitted Information:

None.

ITEM VIII. Executive Officer:

To obtain further information, contact Kevin Nugent, President and Chief Executive Officer at:

Telephone: (403) 266-3700

DATED at Nisku, Alberta, this 17th day of March, 2006.

NQL ENERGY SERVICES INC.

/s/ Kevin L. Nugent
Name: Kevin L. Nugent

NQL Energy Services Inc.

CODE OF BUSINESS CONDUCT AND ETHICS ("ETHICS CODE") APPLICABLE TO THE DIRECTORS, OFFICERS AND EMPLOYEES (COLLECTIVELY "EMPLOYEES") OF NQL ENERGY SERVICES INC., ITS SUBSIDIARIES AND AFFILIATES (COLLECTIVELY "NQL")

1. Statement of Purpose

This Ethics Code extends to all Employees of NQL. Employees include full time, part-time and temporary Employees and full time contractors of NQL.

Any Employee who violates this Ethics Code, and is deemed to be in contradiction with its terms, may face disciplinary action up to and including termination of their employment for just cause with NQL without notice or payment in lieu of notice. Each Employee is expected to review this Ethics Code annually to satisfy themselves that they have adhered to the stated principles and standards.

In carrying out their duties, Employees of NQL are expected to act honestly and in good faith with a view to the best interests of NQL and its shareholders. To this end, NQL has committed to maintain a high standard of Corporate Governance that incorporates the principles of good conduct and high ethical behavior. Accordingly, the following principles for business conduct and ethical behavior have been adopted.

2. Compliance with Laws, Rules and Regulations

Employees will conduct the business of NQL in compliance with laws, rules, regulations and other legal requirements applicable wherever NQL is carrying on business.

3. Conflicts of Interest

Employees shall conduct their business affairs in a manner that ensures their private or personal interests do not interfere, or appear to interfere with the interests of NQL including conflicts relative to personal, financial, or other gain. Should conflicts arise, or be perceived to arise, disclosure shall be made in an appropriate manner and the disclosing Employee shall not participate in any decision or action in which there is a conflict. It is not always easy to determine whether a conflict of interest exists, so any potential conflict of interest must be reported immediately to senior management, a supervisor or a member of human resources.

4. Fair Dealing

The conduct required by fair dealing requires honesty in fact and the observance of reasonable commercial standards of fair dealing. Employees should endeavor to deal fairly with NQL's shareholders. No Employee should do anything that could be interpreted as being dishonest or outside reasonable commercial standards of fair dealing.

5. Confidentiality

Employees shall maintain the confidentiality of information entrusted to them except in circumstances where disclosure is authorized or legally mandated. Confidential information shall not be used for personal gain. Confidential information includes all non-public information that may be of use to competitors or harmful to NQL or its customers or Employees if disclosed. It includes information deemed to be proprietary to NQL, whether patented or not. It includes information that suppliers and customers have entrusted to us. Employees who leave NQL retain the ongoing obligation to keep such information confidential. Employees of NQL shall adhere to NQL's Communication Policy.

6. Protection and Proper Use of NQL's Assets

Employees shall ensure that NQL's assets are protected and properly used for legitimate business purposes. Any suspected incidents of fraud or theft should be immediately reported to that person's supervisor or as detailed in paragraph 11 of this Ethics Code.

7. Corporate Opportunities

Employees owe a duty to advance NQL's legitimate interests whenever an opportunity arises and are prohibited from:

a) taking personal advantage of opportunities discovered through the use of NQL's assets, property, information or their position that would be contrary to NQL's interests;

b) using or deploying NQL's assets, property, or information of their position for personal gain; and

c) competing with NQL.

Employees shall protect NQL's assets in a manner that could be reasonably expected from them, and NQL's managers are specifically responsible for establishing and maintaining appropriate internal controls to safeguard NQL's assets against loss from unauthorized or improper use or disposition.

8. Reporting Integrity

No false, artificial or misleading entries in the books, records and documents of NQL shall be knowingly made for any reason and no Employee shall engage in any arrangement that results in such prohibited acts. All periodic reports filed by NQL shall be in accordance with NQL's Communication Policy and will include full, fair, accurate, timely and understandable disclosure.

9. Encouraging the Reporting of Any Illegal or Unethical Behavior

Employees are encouraged to promote ethical behavior in things they do and to ensure a healthy, ethical workplace. Violations of laws, rules, regulations or this Ethics Code are to be reported on the basis set forth in paragraph 11 of this Ethics Code.

Management shall not retaliate against any Employee who reports, in good faith, on any matter which is in contravention of this Ethics Code.

NQL's directors will not knowingly allow any retaliation by officers or management in respect of reports made in good faith by any Employee.

10. Waivers

Employees whose conduct or actions have failed to meet, or whose future conduct or actions may not meet the principles and standards set out in this Ethics Code must immediately report the failure or anticipated failure to either the Chairman of the Audit and Corporate Governance Committee or through the Whistleblower Hotline. If the reporting contains a request for a waiver of such conduct, that request shall be filed with the Chairman of the Audit and Corporate Governance Committee for review and recommendation by that Committee. The Audit and Corporate Governance Committee shall examine the circumstances related to the failure or anticipated failure and the requested waiver and make an appropriate recommendation to the Board of Directors. NQL will promptly disclose waivers of this Ethics Code as required by law or TSX regulations.

11. How to Raise a Concern

If an Employee becomes aware of a breach or possible breach of applicable laws, rules or regulations or of this Ethics Code, that Employee is expected to report such.

The report should be made to their immediate supervisor, if appropriate. If the Employee is of the view that it would be more appropriate under the circumstances to take the breach or possible breach of this Ethics Code or other laws, rules or regulations to higher levels, due to either the nature of the breach or, if earlier reports through normal channels have not been acted upon, then that Employee has the right to directly contact the Chairman of the Audit and Corporate Governance Committee. Employees need not identify themselves.

Chairman of the Audit and Corporate Governance Committee
William J (Bill) Myers
316 North Thomas Road
Carbondale, Colorado 81623-8908
Phone: (970) 963-5721 Fax: (970) 963-1678
wjmyers@sopris.net

This Ethics Code does not address all of the situations you may encounter. There may be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances you are encouraged to use common sense, and to contact senior management, a supervisor or a member of human resources for guidance.

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

March 2, 2006

Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

BC Securities Commission
Nova Scotia Securities Commission
Quebec Securities Commission

Dear Sirs:

RE: NQL Energy Services Inc.
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING	May 12, 2006
RECORD DATE FOR NOTICE:	March 23, 2006
RECORD DATE FOR VOTING:	March 23, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 23, 2006
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Associate Manager, Client Relations
(403) 232-2406
carla_mckinstry@cibcmellon.com

cc: sue.foote@nql.com

CDS & Co.

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**NQL ENERGY SERVICES INC.**
Financial Year Ending, used in calculating the participation fee:	**DECEMBER 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	43,235,662	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X $3.86	
Market value of class or series	= $166,889,655	$166,889,655 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		______(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		______(B)
(Repeat for each class or series of corporate debt or preferred shares)		______(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$166,889,655
Total fee payable in accordance with Appendix A of the Rule		$7,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		______

Total Fee Payable × Number of entire months remaining in the issuer's financial year
―――――――――――――
12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as

at its most recent audited year end):

Retained earnings or deficit		________
Contributed surplus		________
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)		________
Long term debt (including the current portion)		________
Capital leases (including the current portion)		________
Minority or non-controlling interest		________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)		________
Any other item forming part of shareholders' equity and not set out specifically above		________
Percentage of the outstanding equity securities registered in the name of an Ontario person	X	________
Capitalization		________
Total Fee payable pursuant to Appendix A of the Rule		________
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		________

Total Fee Payable × Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FORM 52 – 109F1

CERTIFICATION OF ANNUAL FILINGS

DURING TRANSITION PERIOD

I, Darren Stevenson, Vice President Finance, acting in the capacity of Chief Financial Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 30, 2006

<u>/s/ Darren Stevenson</u>
Darren Stevenson
Vice President Finance

FORM 52 – 109F1

CERTIFICATION OF ANNUAL FILINGS

DURING TRANSITION PERIOD

I, Kevin Nugent, President and Chief Executive Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 30, 2006

/s/ Kevin Nugent
Kevin Nugent
President and Chief Executive Officer